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                             October 6, 2021

       Peter A. Weinberg
       Chief Executive Officer
       Perella Weinberg Partners
       767 Fifth Avenue
       New York, NY 10153

                                                        Re: Perella Weinberg
Partners
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
30, 2021
                                                            CIK No. 0001777835

       Dear Mr. Weinberg:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Julia
Griffith at 202-551-3267 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance